Exhibit 99.2

August 6, 2015

SUMMARY OF TRANSACTION TERMS

1.	INTRODUCTION

Further to VimpelCom’s announcement on 13 May 2015, VimpelCom and CK Hutchison have agreed to form an equal joint venture to jointly own and operate the mobile telecommunications businesses in Italy of 3 Italia, an indirect subsidiary of CK Hutchison, and WAHF, a wholly-owned subsidiary of VimpelCom.

2.	CONTRIBUTION AND FRAMEWORK AGREEMENT

On 6 August 2015, VIP (a wholly-owned subsidiary of VimpelCom) and VimpelCom entered into the Contribution and Framework Agreement with HET and H3GII (both indirect wholly-owned subsidiaries of CK Hutchison) and CK Hutchison to set out the terms on which the parties will form the joint venture comprising the businesses of the Wind Group and the 3 Italia Group.

The principal terms of the Contribution and Framework Agreement are summarized below:

(a)	Conditions Precedent

The formation of the joint venture is conditional upon the satisfaction or waiver of the conditions precedent set out in the Contribution and Framework Agreement (the “Conditions”), which include, among other things, merger control approval by the European Commission, as well as regulatory clearances by competent Italian authorities with respect to transfer of radio frequencies and digital terrestrial television broadcasting licenses and authorisation under the commonly named Italian Golden Powers legislation relating to the ownership of certain prescribed strategic assets. The transactions contemplated in the Contribution and Framework Agreement will not occur unless both parties have agreed to any conditions, obligations, undertakings and/or modifications that may be required by Regulatory Authorities in granting their approvals (“Commitments”).

(b)	Termination

The Contribution and Framework Agreement will automatically terminate if the Conditions are not satisfied or waived on or before the date falling 18 months from the date of the Contribution and Framework Agreement or such later date as may be required for the satisfaction of any Commitments where the parties have agreed to do so or as VIP and HET have agreed in writing.

The Contribution and Framework Agreement will also automatically terminate if before Completion, VIP or HET (as the case may be) becomes aware that there is a material breach of certain warranties given by the other party and gives notice of termination to the other party unless, where the breach is capable of remedy, such breach has been remedied before a specified remediation period end date.

(c)	Completion

Subject to the satisfaction or waiver of the Conditions, Completion will take place on the last Business Day of the month in which the Unconditional Date falls or, if the Unconditional Date falls less than 10 Business Days before the last Business Day of that month, on the last Business Day of the following month, or such other date as VIP and HET may agree.

At Completion, the parties have agreed to implement the following steps to form the joint venture between them:

(i)	VIP and HET will jointly incorporate a new finance company in Ireland (“FinCo”), with VIP and HET each holding a 50% interest in FinCo;

(ii)	HET will assign its rights and interests in 50% of the principal amount of the Existing Loan, in the amount of approximately Euro 2.55 billion, to VIP in consideration for VIP granting to HET the VIP LuxCo Receivable in the amount equal to the principal amount of the Existing Loan assigned by HET to VIP (the “Existing Loan Sale”);

(iii)	immediately following the Existing Loan Sale, HET will contribute the VIP Receivable to H3GII as a capital contribution without the issuance of any shares (the “HET Contribution”);

(iv)	immediately following the HET Contribution, VIP LuxCo will transfer to H3GII, 100% interest in WAHF (which will hold the Wind Group) (the “VIP LuxCo Contribution”) in consideration for the issue by H3GII to VIP LuxCo of new shares in H3GII representing 50% of the enlarged share capital of H3GII (the “H3GII Share Issue”) and the grant of the H3GII Receivable to VIP;

(v)	following the VIP LuxCo Contribution, the H3GII Receivable will be set off against the VIP LuxCo Receivable such that each of these receivables are extinguished as fully and completely repaid (the “Extinguishment”); and

(vi)	following the Extinguishment, VIP LuxCo and HET will novate their respective rights and interests in the Existing Loan to FinCo in consideration for the issue of new shares by FinCo to VIP LuxCo and HET and in equal proportions of an amount equal to the face value of the Existing Loan.

In addition to the above, HET has agreed to procure that an aggregate amount of not less than €200,000,000 in cash is held by the 3 Italia Group as at Completion. Upon completion of the above steps, (1) VIP LuxCo and HET will each own 50% of H3GII and FinCo, (2) H3GII and the 3 Italia Group will cease to be subsidiaries of CK Hutchison, (3) WAHF and the Wind Group will cease to be subsidiaries of VimpelCom and (4) H3GII will own 100% of 3 Italia and WAHF, which together hold the businesses of the 3 Italia Group and the Wind Group.

As at the date of the Contribution and Framework Agreement, subject to the prior consent of VIP and HET and all necessary regulatory and other consents having been obtained, following Completion VIP and HET intend to implement the merger of WAHF into 3 Italia (the “Merger”).

(d)	Adjustments

HET and VIP have agreed that their respective valuations of the Wind Group and the 3 Italia Group are on the basis that the final net cash and working capital of each respective group is not less than the agreed target net cash and working capital of each respective group. At Completion, any shortfall in the net cash and working capital of each respective group compared to the agreed target amounts will be determined and if one group’s shortfall amount is greater than the other group’s shortfall amount (the “shortfall difference”), VIP or HET (as the case may be) will pay 50% of the shortfall difference to the other party, with the paying party having the right to discharge any such payment obligation by directing future dividend or other distributions to it by the joint venture to the other party.

(e)	Guarantees

VimpelCom has agreed to guarantee the payment and other obligations of VIP under the Contribution and Framework Agreement. CK Hutchison has agreed to guarantee the payment and other obligations of HET under the Contribution and Framework Agreement.

3.	SHAREHOLDERS’ DEED

On 6 August 2015, certain of the parties to the Contribution and Framework Agreement entered into a shareholders’ deed (the “Shareholders’ Deed”) which set out the terms on which the H3GII Group will be owned, controlled, managed and financed following Completion.

The principal terms of the Shareholders’ Deed are summarized below:

(a)	Effective Date

The Shareholders’ Deed has no force and effect until Completion.

(b)	Business of the H3GII Group

The H3GII Group will operate and maintain, among other things, retail and/or wholesale mobile telecommunications services, fixed line and internet telecommunications services, mobile broadband and other ancillary or related activities in Italy (the “Business”).

(c)	Board Composition

The board of managers of H3GII (the “H3GII Board”) will consist of six managers, with each of VIP LuxCo and HET being entitled to appoint and remove three managers. The right to appoint the chairman of the H3GII Board will rotate between VIP LuxCo and HET every 18 months, with HET having the right to appoint and remove the first chairman of the H3GII Board.

The board of directors of the subsidiaries of H3GII (including MergeCo) will consist of three directors, comprising a director nominated by each of VIP LuxCo and HET and the chief executive officer of the Business.

(d)	Reserved Matters

Certain matters will require the approval of (i) the shareholders of H3GII or (ii) the H3GII Board. Such matters include, among other things, (1) the entry by any member of the H3GII Group into bank or other financing which in aggregate would result in the consolidated financial indebtedness of the H3GII Group increasing by an agreed amount, (2) any changes to the agreed business plan or merger integration plan where the change has an impact on the projected operating profit by an agreed amount and (3) any merger or acquisition by any member of the H3GII Group where the transaction value is greater than an agreed amount. The chairman of the H3GII Board shall have a casting vote on certain matters requiring approval of the H3GII Board to ensure the continuity of the Business, but not on other specified matters or on matters requiring the approval of the shareholders of H3GII.

(e)	Contributions

Other than the obligations of VIP LuxCo and HET pursuant to the Contribution and Framework Agreement, neither party is obliged to contribute any funds or provide any security or guarantee to or for the benefit of any member of the H3GII Group.

(f)	Restrictions on Transfers

The Shareholders’ Deed contains certain restrictions on the transfer of shares or other interests in H3GII and FinCo.

An indirect transfer of shares in H3GII is not permitted if it would result in (i) VimpelCom ceasing to control VIP LuxCo or (ii) CKHH ceasing to control HET.

During the period of 12 months from Completion, VIP LuxCo and HET may only transfer, directly, any shares or other interests in H3GII (which may be all or some only of such shares) together with a pro rata percentage of the shares in FinCo and any other securities in H3GII or FinCo (the “Relevant Securities”) (i) to a member of its respective group (a “permitted transferee”) or (ii) with the prior consent of the other shareholder.

Following such 12-month period, VIP Luxco and HET may only transfer any Relevant Securities, (i) to a permitted transferee, (ii) with the prior consent of the other party, (iii) in accordance with the right of first offer procedure below or (iv) in accordance with the buy-sell procedure below.

Pursuant to the right of first offer procedure (the “ROFO Procedures”), VIP LuxCo or HET (as the case may be) (the “selling party”) may give notice to the other party (the “non-selling party”) that it wishes to sell Relevant Securities and the sale price. The non-selling party shall have the right to purchase and/or nominate another person to purchase all or any of such Relevant Securities offered within a specified time after receipt of the notice from the selling party at the specified sale price. The selling party will be entitled to sell any of such Relevant Securities offered but not purchased by the non-selling party and/or its nominated person to a third party purchaser at the sale price or higher.

Pursuant to the buy-sell procedure (the “Buy-sell Procedures”), following the period of three years from Completion, VIP LuxCo or HET (as the case may be) (the “first party”) may issue a notice provided such notice contains the requested particulars (the “Buy-sell notice”) to the other party (the “second party”) to offer to buy all of the second party’s shares and other securities in H3GII and FinCo (the “Buy-sell Securities”) for cash at the price specified in the Buy-sell notice. The Buy-sell notice may only be given by the first party within a prescribed period after discussions between the parties to resolve any differences or deadlocks which may have led to the first party deciding to issue a Buy-sell notice. If the buy-sell notice is issued by the first party and the second party rejects the offer of the first party to purchase all of the Second Party’s Buy-sell Securities, the second party will be deemed to confirm that it wishes to buy all of the first party’s Buy-Sell Securities Relevant Securities at the price stated in the Buy-sell notice; provided the second party complies with certain prescribed conditions.

(g)	Certain Covenants

Each of VIP LuxCo and HET has agreed that it will not, and will procure that no member of its group (excluding any shareholder of VimpelCom or CK Hutchison) will, among other things (i) during the duration of the Shareholders’ Deed, be concerned in any business carrying on business in Italy which is directly competitive with the Business and (ii) for the duration of the Shareholders’ Deed and for a period of one year after the date upon which it and its affiliates cease to be a shareholder, employ or attempt to employ a director or manager of the H3GII Group or a senior employee, subject to certain limited exceptions.

(h)	Partial Termination

Where, as a result of a transfer of shares in H3GII under the terms of the Shareholders’ Deed, there is only one shareholder that holds 50% or more of the issued shares in H3GII, then:

(i)	certain provisions of the Shareholders Deed terminate, including the provisions regarding Board composition, Reserved Matters and the Buy-sell Procedures;

(ii)	certain provisions of the Shareholders Deed continue in effect, including the provisions regarding the ROFO Procedures, the non-compete provisions, shareholder’s information rights and confidentiality; and

(iii)	additional provisions take effect in respect of the rights and obligations of shareholders with a shareholding in H3GII of less than 50%, including: (A) a voting undertaking whereby each minority shareholder must vote as directed by the shareholder holding 50% or more of the issued shares in H3GII on all resolutions of H3GII shareholders requiring a 75% or more majority for approval; (B) a tag along right whereby a shareholder holding 50% or more of the issued shares in H3GII (the “Majority Shareholder”) may only transfer Relevant Securities to a third party purchaser (a “Proposed Transferee”) if it procures that the Proposed Transferee makes an offer to each minority shareholder to acquire a proportional number of its (or their) Relevant Securities on the same terms offered to the Majority Shareholder; and (C) a drag along right whereby, if the proposed sale of Relevant Securities would result in the Proposed Transferee acquiring a controlling interest in H3GII, the Majority Shareholder may require the minority shareholders to sell, and the minority shareholders must sell, all of their Relevant Securities to the Proposed Transferee on the same terms offered to the Majority Shareholder; provided such offer meets the prescribed conditions.

(i)	Termination

The Shareholders’ Deed will terminate in full on the date on which (i) H3GII is wound up, (ii) a shareholder acquires all the shares in H3GII or (iii) all the shareholders of H3GII agree in writing.

(i)	Guarantees

VimpelCom has agreed to guarantee the payment and other obligations of VIP LuxCo under the Shareholders’ Deed. CK Hutchison has agreed to guarantee the payment and other obligations of HET under the Shareholders’ Deed.

4.	FINCO SHAREHOLDERS’ DEED

Certain of the parties to the Contribution and Framework Agreement have agreed to enter into a further shareholders deed (the “FinCo Shareholders’ Deed”) following the incorporation of FinCo which will set out the terms on which FinCo will be owned, controlled, managed and financed following Completion.

The principal terms of the FinCo Shareholders’ Deed are summarized below:

(a)	Effective Date

It is expected that the FinCo Shareholders’ Deed will be entered into at Completion.

(b)	Business of FinCo

FinCo will provide financing to H3GII which, at Completion, shall be the Existing Loan only.

(c)	Board Composition

The board of managers of FinCo (the “FinCo Board”) will consist of two managers, with each of VIP LuxCo and HET being entitled to appoint and remove one manager. There shall be no chairman of the FinCo Board.

(d)	Decisions of managers and shareholders

All decisions of shareholders and managers require the unanimous approval of shareholders and managers, as applicable.

(e)	Contributions

Other than the obligations of VIP LuxCo and HET pursuant to the Contribution and Framework Agreement, neither party is obliged to contribute any funds or provide any security or guarantee to or for the benefit of FinCo.

(f)	Restrictions on Transfers

Ownership of shares in FinCo will be stapled to the ownership of shares in H3GII and no shares in FinCo may be transferred except in accordance with the terms permitted by the Shareholders’ Deed.

(g)	Termination

The provisions for partial termination and full termination of the Shareholders’ Deed apply mutatis mutandis to the FinCo Shareholders’ Deed.

(h)	Guarantees

VimpelCom has agreed to guarantee the payment and other obligations of VIP under the FinCo Shareholders’ Deed. CK Hutchison has agreed to guarantee the payment and other obligations of HET under the FinCo Shareholders’ Deed.

5.	GENERAL

As the formation of the joint venture is conditional on the satisfaction or waiver of certain conditions, it may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of VimpelCom.

6.	DEFINITIONS

Unless the context otherwise requires, the following expressions have the following meanings in this summary:

“3 Italia”	3 Italia S.p.A., a joint stock company incorporated in Italy and an indirect subsidiary of CK Hutchison

“3 Italia Group”	3 Italia and its subsidiaries

“Board”	the board of directors of H3GII

“Business Day”	a day (other than a Saturday or Sunday) on which banks are generally open in London, Milan, Amsterdam, Luxembourg and Hong Kong for normal business

“CK Hutchison”	CK Hutchison Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited

“Completion”	completion of the implementation of the steps referred to in paragraph 2(c) above

“Contribution and Framework Agreement”	the Contribution and Framework Agreement dated 6 August 2015 entered into between HET, H3GII, CK Hutchison, VIP LuxCo and VimpelCom

“Existing Loan”	the interest free loan in the principal amount of approximately Euro 5.1 billion owed as at the date of the Contribution and Framework Agreement by H3GII to HET

“H3GII”	Hutchison 3G Italy Investments S.à r.l., a société à responsabilitée limitée incorporated in the Grand Duchy of Luxembourg and an indirect wholly-owned subsidiary of CK Hutchison

“H3GII Group”	H3GII and its subsidiaries (including the 3 Italia Group)

“H3GII Receivable”	an interest free receivable due from H3GII in the amount of approximately Euro 2.55 billion

“HET”	Hutchison Europe Telecommunications S.à r.l., a société à responsabilitée limitée incorporated under the laws of the Grand Duchy of Luxembourg and an indirect wholly-owned subsidiary of CK Hutchison

“HWL”	Hutchison Whampoa Limited, a limited liability company incorporated in Hong Kong whose shares ceased to be listed on The Stock Exchange of Hong Kong Limited on 3 June 2015 and which is currently a wholly-owned subsidiary of CK Hutchison

“MergeCo”	3 Italia and WAHF and, upon completion of the Merger, 3 Italia as the surviving entity of such Merger

“Unconditional Date”	the first Business Day on or by which the Conditions have been satisfied or waived

“VimpelCom”	VimpelCom Ltd., a company incorporated in Bermuda, whose American Depositary Shares are listed on the NASDAQ Global Stock Market

“VIP”	VimpelCom Amsterdam B.V., a company incorporated in the Netherlands and a wholly-owned subsidiary of VimpelCom

“VIP LuxCo”	VimpelCom Luxembourg Holdings S.à r.l., a société à responsabilitée limitée incorporated in the Grand Duchy of Luxembourg and an indirect wholly-owned subsidiary of CK Hutchison

“VIP LuxCo Receivable”	an interest free receivable due from VIP LuxCo in the amount of approximately Euro 2.55 billion

“WAHF”	WIND Acquisition Holdings Finance S.p.A., a joint stock company incorporated in Italy and a wholly-owned subsidiary of VimpelCom

“WAHF Group”	WAHF and its subsidiaries (including the Wind Group)

“Wind Group”	WAHF and its subsidiaries and minority interests in associated companies

Cautionary Statement Regarding Forward-Looking Statements

This summary contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the transaction described above and the expected timing, benefits and completion of such transaction. Any statement in this summary that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the requisite regulatory approvals will not be obtained or will be obtained on terms not acceptable to the parties and that the transaction, and its expected benefits, may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2014, and other public filings made by the VimpelCom with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements contained in this summary are made as of the date hereof, and VimpelCom expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this summary.